

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. H. Matthew Chambers
 Chairman of the Board and Chief Executive Officer
CONFEDERATE MOTORS, INC.
2222 5th Avenue South
Birmingham, Alabama 35233

      Re: **Confederate Motors, Inc.**
              Item 4.02 Form 8-K
              Filed May 21, 2010
              File No. 0-52500

Dear Mr. Chambers:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.02 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment to the Item 4.02 Form 8-K should be filed immediately.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit
Report or Completed Interim Review

We have reviewed your disclosures and have the following comments which require the
Item 4.02 Form 8-K to be amended in its entirety.

1.   Please amend the first paragraph to clarify whether the Company concluded on
        May 17, 2010 that its interim financial statements contained in the Quarterly
        Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30,
        2009 (the "Interim Reports") should no longer be relied upon, or whether the
        Company was advised by, or received notice from its independent accountants on
        May 17, 2010 that the Interim Reports should no longer be relied upon. In either
        case, please provide disclosure as to whether the audit committee, or the board of
        directors, or authorize officer(s) of the Company discussed these matters with the
        independent accountants.

2.   Also, please expand the first paragraph to disclose whether the Interim Reports
        will be amended to reflect restated financial statements, and the anticipated
        timeframe for filing such amendments. To the extent however, you anticipate
        reflecting the comparative 2009 restated amounts in a restatement footnote within
        the respective Fiscal Year 2010 Quarterly Reports on Form 10-Q, so state.

3.   For the items pertaining to the reasons for non-reliance on the Interim Reports,
        please expand to describe:

        (i)   The nature of the adjustments to the beginning of shareholders' equity for
                each fiscal quarter. Please identify why an adjustment was necessary and
                the amounts involved.

        (ii)   The nature of the additional accruals and related expenses for each fiscal
                quarter, including why the accrual was necessary and the amounts
                involved.

        (iii)   The reasons for the additional stock compensation in the year-to-date
                amounts, and why this adjustment was necessary to the year-to-date
                amounts, along with the amount involved.

4.   Please disclose the dollar impact of the above adjustments on your total assets,
        shareholders' equity, revenue, operating income/(loss) and net income/(loss), as
        applicable, for each Interim Report.

5.   Please provide a copy of the revised 8-K disclosures to your independent
        accountants and have them provide an updated Exhibit 7 letter indicating whether
        or not they agree with your amended Item 4.02 Form 8-K disclosures.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant